August 18, 2008 - 7:08 AM EDT

4C Controls Announces Response to Market Manipulation Attack

4C Controls Inc. (OTCBB: FOUR.OB) today announced that it has formally requested the U.S. Securities & Exchange Commission to take action against the perpetrators of intentionally misleading and negative misstatements made in public attacks on the Company. The Company has been subject to short sale attacks caused by websites known for disseminating misleading information to create panic in the market and artificially manipulate share prices. Initial analysis of the short sellers’ patterns indicates a highly organized attack by several players acting as a group. This action has seriously and adversely affected the Company as a result of false accusations of violations of law, misleading and baseless innuendo impugning the Company, and other material misstatements and omissions. The Company has posted a copy of its letter to the Commission on its website at http://www.4ccontrols.com/news.html. Some of the websites have subsequently withdrawn some of their false and misleading information since the date of their original attack.

The Securities Exchange Act of 1934, as amended, makes it a federal crime to use any manipulative or deceptive device in connection with trading of securities, punishable by imprisonment as well as civil fines and penalties. The SEC has recently stated that it intends to take vigorous action against persons spreading sensational rumors and misinformation (www.sec.gov/news/press/2008/2008-140.htm) (Securities Regulators to Examine Industry Controls Against Manipulation of Securities Prices Through Intentionally Spreading False Information - July 13, 2008). In addition to the referral to the SEC, the Company and other persons named in the attacks are assessing defamation claims which may be brought in the U.S. and in their respective home jurisdictions against the perpetrators.

The Company is executing its business plan and operations as previously announced to the public. The Company expects to make additional announcements regarding substantive and positive business developments very soon. The Company has been advised by its majority shareholder, Rudana Investment Group AG that it intends to acquire additional shares for investment purposes in the public market as it believes the Company is now undervalued. In addition, other substantial investors in the Company have also conveyed their long term intent to maintain and increase their holdings through the long term stages of development and maturity of the Company.

About 4C Controls Inc.

4C Controls is an early stage company offering high technology integrated security solutions providing real-time early warning and reduction of time scales from threat-detection to termination in the field. The Company's primary focus is on cutting-edge technologies and large distribution networks including high resolution synthetic aperture radar satellites (SAR) and satellite images; ground high performance radars for intrusion detection and electronic surveillance / access control markets such as biometric, radio frequency identification (RFID), real time locating systems (RTLS) and closed-circuit television (CCTV).

Forward-Looking Statements

This press release contains 'forward-looking statements' as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon currently available competitive, financial, and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. 4C Controls cannot provide assurances that any prospective matters described in the press release will be successfully completed or that it will realize the anticipated benefits of any transactions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential from war or other hostilities in other parts of the world; availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; its ability to retain key management and employees; intense competition and the ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the 4C Controls SEC filings. 4C Controls undertakes no obligation to update information contained in this release.

Investors & Media:
For 4C Controls Inc.
Bob Leahy, 202-550-4294
rdleahy@msn.com

Source: Business Wire (August 18, 2008 - 7:08 AM EDT)

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